CONSENT

TO: Strathmore Minerals Corp. and all the directors and officers thereof

DATED: June 19, 2007

Dear Sirs/Mesdames:

Re: Strathmore Minerals Corp. (the "Company")
Form 20-F – Consent of Expert

In connection with the Company's Registration Statement on Form 20-F, 2007 (the "Statement"), I, **Michael Guo**, hereby consent to the use of my name in connection with references to my involvement in the preparation of a technical report entitled **"2005 Exploration at the Dieter Lake Property, Quebec"** dated **November 3, 2006** (the "Technical Report") and to references to the Technical Report, or portions thereof, in the Statement.

I also hereby confirm that I have read the Statement and that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Yours truly,

Guo Xinsheng

Michael Guo, PhD., P.Geol.